UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Earnings Release	May 10, 2017

Conference Call	May 11, 2017
in Portuguese	10:00 a. m. (Brasília)
9:00 a. m. (NY) / 2:00 p. m. (UK)
Webcast: Click here

Telephone: +55 (11) 3127-4971 /
+55 (11) 3728-5971 / Code: Oi
Replay available until 05/18/2017:
+55 (11) 3127-4999 / Code: 52919126

Conference Call	May 11, 2017
in English	10:00 a. m. (Brasília)
9:00 a. m. (NY) / 2:00 p. m. (UK)
SIMULTANEOUS	Webcast: Click here
TRANSLATION	Telephone: +1-866-866-2673 (USA) /
+1-516-300-1066 (Other) / Code: Oi
Replay available until 05/18/2017:
+55 (11) 3127-4999 / Code: 14002027

Consolidated Information and Earnings Release (Unaudited)

This report contains the operating and financial performance of Oi S.A. under Judicial Reorganization ( Oi S.A. or Oi or Company ) and its subsidiaries for the fourth quarter and full year of 2016.

2

OPERATIONS SUPPORT CASH, EBITDA EVOLUTION AND QUALITY IMPROVEMENTS

Good operational performance supports continuous cash generation and net debt reduction

• The Company generated R$ 510 million of cash in 1Q17 (excluding the payment of the annual Fistel fee).

• Consolidated net debt fell R$ 236 million between 1Q16 and 1Q17 to R$ 40.6 billion.

Oi presents EBITDA and EBITDA margin improvements in both the annual and sequential comparisons

• Routine EBITDA of Brazilian operations totaled R$ 1,692 million in 1Q17, increasing 0.4% y.o.y. and 1.0% q.o.q.

• Routine EBITDA margin of Brazilian operations reached 27.9% (+2.1 p.p. y.o.y. and +0.5 p.p. q.o.q.).

Operational efficiency translates into sustainable cost reduction • Opex of Brazilian operations fell 9.9% y.o.y. and 1.4% q.o.q., despite inflation of 4.6% in the last twelve months.

Rising infrastructure investments reassure commitment to business sustainability

• Oi invested R$ 1.2 billion in 1Q17, +1.9% y.o.y (of Brazilian operations)., corresponding to 20.2% of Brazilian total net revenues.

Consistent improvement in operational and quality indicators reflects better customer experience

• The Company recorded a substantial improvement in ANATEL, PROCON and Special Civil Court
(JEC – Juizado Especial Cível) complaint indicators, which were down 28.2%, 21.5% and 55.7% y.o.y., respectively, as a result of efficiency initiatives.

Consolidated net loss draws back in the first quarter of 2017 • Consolidated net loss totaled R$ 200 million in 1Q17, versus R$ 1,815 million registered in the same quarter of 2016.

Oi’s Judicial Reorganization process continues to advance

• Oi presented to the judge new financial conditions as adjustments to the Judicial Reorganization Plan on March 28, 2017.

• The Company has been complying with all the procedures required by law.

3

Summary

in R$ million or otherwise stated	1Q17	1Q16	4Q16	YoY	QoQ
Oi S.A. Consolidated
Total Net Revenues	6,160	6,755	6,323	-8.8%	-2.6%
EBITDA	1,723	1,766	1,531	-2.4%	12.5%
EBITDA Margin (%)	28.0%	26.1%	24.2%	1.8 p.p.	3.8 p.p.
Routine EBITDA	1,723	1,776	1,756	-3.0%	-1.9%
Routine EBITDA Margin (%)	28.0%	26.3%	27.8%	1.7 p.p.	0.2 p.p.
Net Loss from Continuing Operations (1)	-200	-1,815	-3,306	-89.0%	-93.9%
Net Debt	40,608	40,844	40,342	-0.6%	0.7%
Available Cash	7,699	8,527	7,849	-9.7%	-1.9%
CAPEX	1,267	1,252	1,393	1.1%	-9.0%

in R$ million or otherwise stated	1Q17	1Q16	4Q16	YoY	QoQ
BRAZIL
Revenue Generating Units - ('000)(2)	63,371	69,499	63,554	-8.8%	-0.3%
Residential	16,343	16,620	16,425	-1.7%	-0.5%
Personal Mobility	39,837	45,559	39,870	-12.6%	-0.1%
B2B	6,550	6,668	6,617	-1.8%	-1.0%
Public Telephones	641	651	642	-1.6%	-0.2%
Total Net Revenues(2)	6,066	6,539	6,110	-7.2%	-0.7%
Net Service Revenues(3)	6,009	6,480	6,052	-7.3%	-0.7%
Residential	2,354	2,348	2,315	0.2%	1.7%
Personal Mobility	1,890	1,968	1,886	-4.0%	0.2%
Customer (3)	1,748	1,779	1,730	-1.7%	1.1%
B2B	1,703	2,070	1,790	-17.7%	-4.9%
Net Customer Revenues(4)	5,794	6,159	5,824	-5.9%	-0.5%
Routine EBITDA	1,692	1,686	1,676	0.4%	1.0%
Routine EBITDA Margin (%)	27.9%	25.8%	27.4%	2.1 p.p.	0.5 p.p.
CAPEX	1,227	1,204	1,358	1.9%	-9.7%
Routine EBITDA - CAPEX	465	482	318	-3.4%	46.4%

(1) The 1Q16 period was restated as explained in the Disclaimer section of this document.

(2) In 4Q16, the Company revised and changed the criteria for segmenting revenues and revenue generating units (RGUs) among the various business units (BUs), as it believes this new breakdown better reflects how the businesses are managed. Historical revenue and RGU figures were adjusted in order to reflect this change. To see the reclassified historical data, please refer to the Additional Information section of this document.

(3) Excludes handset revenues.

(4) Excludes handset and network usage revenues.

4

Net Revenues

Table 1 – Breakdown of Net Revenues

	Quarter					Weight %
R$ million	1Q17	1Q16	4Q16	YoY	QoQ	1Q17	1Q16
Consolidated Total Net Revenues	6,160	6,755	6,323	-8.8%	-2.6%	100%	100%
Brazil (1)	6,066	6,539	6,110	-7.2%	-0.7%	98.5%	96.8%
Residential	2,354	2,348	2,315	0.2%	1.7%	38.2%	34.8%
Personal Mobility	1,947	2,027	1,945	-3.9%	0.1%	31.6%	30.0%
Service	1,890	1,968	1,886	-4.0%	0.2%	30.7%	29.1%
Customer	1,748	1,779	1,730	-1.7%	1.1%	28.4%	26.3%
Network Usage	141	189	156	-25.3%	-9.1%	2.3%	2.8%
Sales of handsets, SIM cards and others	57	58	59	-2.7%	-3.5%	0.9%	0.9%
B2B	1,703	2,070	1,790	-17.7%	-4.9%	27.7%	30.6%
Other services	62	94	60	-33.7%	3.1%	1.0%	1.4%
Others	94	217	212	-56.7%	-55.9%	1.5%	3.2%

Brazil
Net Service Revenues	6,009	6,480	6,052	-7.3%	-0.7%	97.6%	95.9%
Net Customer Revenues	5,794	6,159	5,824	-5.9%	-0.5%	94.1%	91.2%

(1) In 4Q16, the Company revised and changed the criteria for segmenting revenues and revenue generating units (RGUs) among the various business units (BUs), as it believes this new breakdown better reflects how the businesses are managed. Historical revenue and RGU figures were adjusted in order to reflect this change. To see the reclassified historical data, please refer to the Additional Information section of this document.

In 1Q17, consolidated net revenues totaled R$ 6,160 million, -8.8% y.o.y. and -2.6% q.o.q. Net revenues from Brazilian operations (“Brazil”) came to R$ 6,066 million (-7.2% y.o.y. and -0.7% q.o.q.), while net revenues from other international operations (Africa and East Timor) totaled R$ 94 million (-56.7% y.o.y. and -55.9% q.o.q.), basically due to the reduction of the participation of one of the Company's firms in the capital stock of Namibian telecommunications operator Mobile Telecommunications Limited, in January 2017, as announced to the market on January 31, 2017.

Brazil

In 1Q17, net revenues from Brazilian operations totaled R$ 6,066 million, 7.2% down from 1Q16 and 0.7% down from the previous quarter. The y.o.y. reduction was chiefly due to the cut in the interconnection (MTR, TU-RL and TU-RIU) and fixed-to-mobile (VC) regulated tariffs, the lower customer base, the decline in recharges in the prepaid segment and the reduction in revenues from the B2B segment, with these two segments being impacted by the adverse macroeconomic scenario and the unemployment rates in the country, affecting companies and governments.

On the other hand, revenues from the Residential segment grew both in the annual and quarterly comparisons, fueled by broadband and pay-TV growth, and supported by the Company’s convergence strategy. In addition, customer revenues from the Personal Mobility segment grew 1.1% compared with the previous quarter, due to the postpaid revenues performance leveraged by the growth of data revenues.

Total net service revenues, which exclude handset revenues, stood at R$ 6,009 million in 1Q17, 7.3% down from 1Q16 and 0.7% down from 4Q16. Total net customer revenues, which exclude network usage and handset revenues, came to R$ 5,794 million, 5.9% lower than in 1Q16 and practically in line with 4Q16.

5

Residential

	1Q17	1Q16	4Q16	YoY	QoQ
Residential
Net Revenues (R$ million)(1)	2,354	2,348	2,315	0.2%	1.7%
Revenue Generating Units (RGU) - ('000)(1)	16,343	16,620	16,425	-1.7%	-0.5%
Fixed Line in Service	9,802	10,336	9,947	-5.2%	-1.5%
Fixed Broadband	5,204	5,115	5,188	1.7%	0.3%
Pay TV	1,336	1,168	1,290	14.4%	3.6%
ARPU Residential (R$)	79.6	75.2	77.2	5.8%	3.1%

(1) In 4Q16, the Company revised and changed the criteria for segmenting revenues and revenue generating units (RGUs) among the various business units (BUs), as it believes this new breakdown better reflects how the businesses are managed. Historical revenue and RGU figures were adjusted in order to reflect this change. To see the reclassified historical data, please refer to the Additional Information section of this document.

Net revenues from the Residential segment totaled R$ 2,354 million in 1Q17 (+0.2% y.o.y. and +1.7% q.o.q.), mainly due to growth in broadband and pay-TV revenues, which offset the effects of the annual reduction in regulated interconnection (TU-RL and TU-RIU) and fixed-to-mobile (VC) tariffs and the lower fixed line base.

It is worth noting that customer revenues (which exclude interconnection revenues) in the Residential segment recorded 1.7% y.o.y. growth for the fourth consecutive quarter. It is also worth mentioning the q.o.q. growth (+1.6%) after two quarters of sequential decline. The better result was due to lower levels of net disconnections in fixed line, combined with an increase in broadband and pay TV net adds. This trend is a result of the convergence strategy, which, together with increased customer profitability, has been supporting the growth of Residential revenues.

In 1Q17, Oi registered 16,343 thousand RGUs in the Residential segment, 1.7% down from 1Q16, maintaining the trend of slowing year-on-year base reduction (-7.1% in 4Q15, -6.2% in 1Q16, -4.4% in 2Q16, -3.1% in 3Q16 and -2.1% in 4Q16). This slowdown was due to continued growth of gross adds in the three products of the segment, as a result of the Company’s convergence strategy, reflected in the increase and high adhesion of customers to Oi’s main convergent offer, Oi Total. This offer was designed to generate customer loyalty and profitability of our base, offering more products to households.

Residential ARPU

Residential ARPU moved up 5.8% y.o.y. and 3.1% q.o.q. to R$ 79.6 in 1Q17, driven by broadband and pay TV, whose ARPU climbed 4.8% and 8.3%, respectively, over 1Q17, and also a results of the increase in the percentage of higher value customers and with more than one Oi product in their residence.

Fixed line

Oi ended 1Q17 with 9,802 thousand fixed line customers in the Residential segment, 5.2% down from 1Q16 and 1.5% lower than in 4Q16. It is important to mention the trend of slowing year-on-year fixed line base reduction, (-9.3% in 4Q15, -8.5% in 1Q16, -7.1% in 2Q16, -6.2% in 3Q16 and -5.4% in 4Q16), thanks to the growth of convergent offers. In 1Q17, gross adds grew a substantial 15.6% y.o.y. and 6.1% q.o.q.

The share of low-end offers in fixed line gross adds continued to decline in 1Q17 (-8.5 p.p. y.o.y. and -4.7 p.p. q.o.q.).

As a result of the focus of sales on convergent offers, Oi Total has been recording increases in its base, therefore expanding its share on Residential fixed base. At the end of 1Q17, the offer totaled 1.2 million customers corresponding to a share of 11.9% of the fixed base, and the Oi Total Residential (3P) offer had a churn rate 48.1% lower than the one recorded by the standalone offering. It is worth noting that Oi Total’s customer base surpassed the mark of one million customers in February 2017, less than one year after its national launch. This offer is appealing due to its complete and fully convergent solution, from sales to customer care and billing, at competitive prices.

6

After the nationwide launch of Oi Total in March 2016, the Company discontinued the sales of the former convergent offer, Oi Conta Total (OCT), which combined fixed line, broadband and mobility. Although the OCT base has been retained, the Company began an organic migration process to Oi Total, following a customer retention plan with profitability. Consequently, in 1Q17, 49.6% of Oi Total Solução Completa (4P)’s total gross were to former OCT (3P) customers, demonstrating an important initiative to increase customer profitability by adding more products to the customer's bill. Oi Total and OCT together accounted for 17.9% of the fixed base in 1Q17, increasing 5.5 p.p. over 1Q16.

Oi Voz Total (OVT), a convergent offer that combines fixed line and prepaid mobile, accounted for 12.1% of the Residential fixed line base in the end of the quarter, with a churn rate 33.4% lower than the one recorded by the standalone fixed line offer. The lower churn rates of convergent offers compared with those of standalone products underline the relevance of convergence to build customer loyalty.

Broadband

The Company closed 1Q17 with 5,204 thousand fixed line customers in the Residential segment (+1.7% y.o.y. and +0.3% q.o.q.). At the end of the quarter, broadband gross adds grew 16.6% over 1Q16 and 6.9% over 4Q16, reaching their highest level since 4Q13. This increase in gross adds contributed to the growth of the broadband base, and consequently, the Company continued to present net adds in 1Q17 (of 16 thousand RGUs in the quarter and 89 thousand RGUs in the last 12 months). Broadband penetration in households with Oi fixed line reached 53.1% in the quarter (+3.6 p.p. y.o.y. and +0.9 p.p. q.o.q.).

Oi’s strategy of increasing profitability by concentrating efforts on high-end offers led to the decrease of the share of low-end offers in gross adds, maintaining the downward trend (-6.5 p.p. y.o.y. and -0.8 p.p. q.o.q.). The delivery of higher broadband speed enabled by VDSL technology (broadband with speeds of up to 35 Mbps) has been boosting Oi Total sales and fueling the share of high-end offers in Oi’s base. This reflects directly in the increase in broadband ARPU, which moved up 4.8% between 1Q16 and 1Q17.

The average speed of broadband customers reached 7.2 Mbps at the end of 1Q17 (+24.4% y.o.y. and +5.4% q.o.q.). The share of RGUs with speeds starting at 5 Mbps increased 9.3 p.p. over 1Q16 to 72.3%, while the share of RGUs with speeds starting at 10 Mbps increased 11.8 p.p. to 46.4% in the same period. Also, the share of RGUs with speeds starting at 15 Mbps moved up 8.8 p.p. over 1Q16 to 15.5% this quarter.

It is worth highlighting that the average speed of gross adds reached 9.6 Mbps (+26.9% y.o.y. and +2.3% q.o.q.), due to the Company’s network investments aiming to offer higher speeds, thus providing a better user experience. In 1Q17, 84.7% of gross adds had speeds starting at 5 Mbps (+7.6 p.p. y.o.y.), 64.0% had speeds starting at 10 Mbps (+10.1 p.p. y.o.y.) and 36.2% had speeds starting at 15 Mbps (+23.4 p.p. y.o.y.).

Pay TV

Oi closed 1Q17 with 1,336 thousand pay-TV RGUs in the Residential segment, accelerating its annual growth rate (+14.4% y.o.y. and +3.6% q.o.q.) and registering growth for the 13th consecutive month. As a result, Oi had the best performance among the major economic groups in this market in the annual comparison, expanding its share of the total pay-TV market from 6.2% in 1Q16 to 7.3% in 1Q17. It is worth mentioning that Oi TV plays an important role in the convergence strategy in the Residential segment and, thanks to its distinction, has contributed to Oi Total’s good acceptance, as the Company’s main convergent offer.

Pay TV has also been recording consistent y.o.y. growth in gross adds, moving up considerably 34.5% over 1Q16. Churn rate fell 0.1 p.p. in the same comparison. As a result, net adds totaled 168 thousand RGUs in 12 months and 46 thousand RGUs in the quarter. It is worth noting that Oi was the operator with the highest growth in the pay-TV market in the last 12 months.

As a result of the Company’s strategy of increasing customer profitability, Oi TV’s penetration in households with Oi fixed line continued to grow, reaching 13.6% in 1Q17 (+2.3 p.p. y.o.y. and +0.7 p.p. q.o.q.). Both Oi TV’s superior quality and the strong sales performance of the Oi Total convergent offer contributed to increase the share of TV high-end offers by 4.3 p.p. y.o.y. to 28.4%. The intensification of sales of high-end offers has been sustaining Oi’s consistent ARPU growth, climbing 8.3% over 1Q16.

7

Oi TV offers a full content, with high-definition channels (including open channels) in all of its plans and the most complete offer provides up to 184 channels, 60 of which are in HD. The product also offers services like PenVR (content recording and live/pause service via pen drive available in any plan) and iPPV (purchase of Pay-Per-View events by remote control), in addition to TV Everywhere, a service that allows customers to watch content from 46 channels, including 27 with live content and more than 30 thousand on-demand titles, from any device (smartphone, tablet or PC) connected to the Internet at no additional cost. This service, which includes the Oi Play virtual platform, reinforces Oi’s positioning in providing more user autonomy and a better customer experience through the digitalization of its services.

In order to cater to the different user profiles, the Company also offers a prepaid service for Oi TV, in which customers have the option to share credits between their mobile phones and pay TV, with a choice between biweekly or monthly recharges (beginning at R$ 29.90 and R$ 54.90, respectively), which can be paid by credit card or through sharing the customer’s mobile credits.

Personal Mobility

	1Q17	1Q16	4Q16	YoY	QoQ
Personal Mobility
Net Revenues (R$ million)(1)	1,947	2,027	1,945	-3.9%	0.1%
Service	1,890	1,968	1,886	-4.0%	0.2%
Customer (2)	1,748	1,779	1,730	-1.7%	1.1%
Network Usage	141	189	156	-25.3%	-9.1%
Sales of handsets, SIM cards and others	57	58	59	-2.7%	-3.5%
Revenue Generating Units (RGU) - ('000)(1)	39,837	45,559	39,870	-12.6%	-0.1%
Prepaid Plans	32,957	38,668	32,997	-14.8%	-0.1%
Postpaid Plans (3)	6,880	6,891	6,872	-0.2%	0.1%

(1) In 4Q16, the Company revised and changed the criteria for segmenting revenues and revenue generating units (RGUs) among the various business units (BUs), as it believes this new breakdown better reflects how the businesses are managed. Historical revenue and RGU figures were adjusted in order to reflect this change. To see the reclassified historical data, please refer to the Additional Information section of this document.

(2) Excludes handset and network usage revenues.

(3) Includes postpaid plans, Oi Controle, bundled mobile services and 3G (mini-modem).

Net revenues from the Personal Mobility segment totaled R$ 1,947 million in 1Q17, a 3.9% y.o.y. reduction, substantially lower than the annual decline reported last quarter (-6.9%). Revenues were virtually in line with the previous quarter (+0.1%).

The year-on-year decline in net revenues from the Personal Mobility segment was mainly due to (i) the reduction in the volume of recharges in the  prepaid segment influenced by high unemployment rates; and (ii) the reduction in network usage revenues, as a result of the annual cut in interconnection tariffs (MTR).

In 1Q17, customer revenues, which exclude interconnection and handsets, totaled R$ 1,748 million, 1.7% down from 1Q16. Postpaid + control segments stood out in this quarter, with a y.o.y. growth of 14.5% in revenues (excluding long-distance revenues), but was offset by the annual decline in prepaid revenues, which fell 8.3% (also excluding long-distance revenues). The prepaid segment is still being impacted by the uncertain macroeconomic scenario and the high unemployment rate, which discourage mainly prepaid customers from recharging. In the sequential comparison, customer revenues registered a 1.1% growth, due to the increase in postpaid + control revenues (+8.2%), which outpaced the reduction in prepaid revenues (-3.8%).

Data revenues climbed 10.7% over 1Q16 to R$ 947 million. This amount accounted for 54.1% of total customer revenues in the quarter (+6.1 p.p. versus 1Q16), thanks to the high penetration of smartphones in the customer base, the focus on high-end offers (Oi Livre, Oi Mais and Oi Mais Controle) featuring more extensive data allowances.

8

In 1Q17, network usage revenues fell 25.3% y.o.y. to R$ 141 million, due to the regulated MTR cut. In February 2016, interconnection tariffs (MTR) fell to R$ 0.09317, R$ 0.10309 and R$ 0.11218 in Regions I, II and III, respectively. In February 2017, these same tariffs declined to R$ 0.04928, R$ 0.05387 and R$ 0.06816 in Regions I, II and III, respectively. Based on the future cuts approved by ANATEL, MTR tariffs will be as follows: (i) in 2018: R$ 0.02606, R$ 0.02815 and R$ 0.04141; and (ii) in 2019: R$ 0.01379, R$ 0.01471 and R$ 0.02517 in Regions I, II and III, respectively.

Handset revenues fell 2.7% y.o.y. to R$ 57 million in 1Q17. Smartphones accounted for 100% of sales in the quarter.

Oi closed 1Q17 with 39,837 thousand RGUs in the Personal Mobility segment, 12.6% down from 1Q16 and 0.1% lower than in 4Q16. In 1Q17, net disconnections totaled approximately 32 thousand, comprising 40 thousand net disconnections in the prepaid segment and 7 thousand net additions in the postpaid segment. The Personal Mobility customer base reflects the decline in the Prepaid segment in the country, and this is due to the macroeconomic scenario and the chip consolidation movement itself, which is a consequence of the drop in MTR and the increase in the use of messaging and text tools.

Oi’s mobile customer base (Personal Mobility + B2B) reached 42,100 thousand RGUs in 1Q17, 39,837 thousand of which in the Personal Mobility segment and 2,263 thousand in the B2B segment. Gross adds totaled 4.4 million, while net disconnections came to 60 thousand in 1Q17.

Prepaid

The prepaid customer base came to 32,957 thousand RGUs in 1Q17, 14.8% down y.o.y., mainly due to the tough macroeconomic environment and the high unemployment rates in the country (13.7% as of March 2017). However, despite this challenging scenario, the customer base remained virtually flat (-0.1%) compared with the previous quarter, as did recharge volume per business day and the recharger base (number of active prepaid customers who make recharges). These results were due to adjustments to the Oi Livre offer, that were launched in December 2016, which, besides offering an extensive data allowance and a single tariff for calls to any operator anywhere in the country (all-net model), also provides customers a higher use flexibility (recharge expiration varying according to the recharge value), higher all-net allowances and more benefits.

In April 2017, Oi launched, in the Oi Livre (and Oi Mais Controle) offer, an unprecedented functionality that allows customers to choose whether they will use voice minutes or data directly on the Minha Oi app, with no exchange limits or additional costs. This functionality adjusts to users’ different profiles and needs, offering more practicality and independence by providing digital tools that allow them to satisfy their demands more quickly and with greater autonomy, therefore improving customer experience.

At the end of the quarter, Oi Livre accounted for 50% of the total prepaid base (45% in 4Q16), with an average ticket 25.9% higher than that of other offers.

Postpaid

Oi closed the quarter with 6,880 thousand RGUs in the postpaid segment, virtually in line with 1Q16 (-0.2%) and 4Q16 (+0.1%), increasing its share of the total Personal Mobility customer base from 15.1% in 1Q16 to 17.3% in 1Q17. It is important to highlight the annual postpaid ARPU growth (ex-MTR) of 9.3%, as a result of increased data revenues and the focus on increasing customer profitability.

Currently, the main offers in the postpaid segment are Oi Mais and Oi Mais Controle, with a more extensive data allowance with no use restrictions, as well as reduced single tariffs and minute allowances to call any operator anywhere in the country. In 1Q17, customers who adhered to Oi Mais and Oi Mais Controle accounted for 45% of the total postpaid + control base (38% in 4Q16). ARPU from Oi Mais customers was 21% higher than that of customers from other plans, while ARPU from Oi Mais Controle was 52% higher in 1Q17, underlining the offers’ success in increasing customer profitability.

9

2G, 3G and 4G LTE Coverage

Oi’s 2G coverage reached 3,404 municipalities in 1Q17 (93% of the country’s urban population), while 3G coverage reached 1,488 municipalities (+12.9% y.o.y.), or 80% of the Brazilian urban population.

In the end of 1Q17, 4G LTE coverage reached 284 municipalities, or 62.5% of Brazil’s urban population, 11.1 p.p. up on 1Q16.

Oi is working in partnership with other operators in the sharing of the 3G/4G network, in order to optimize its investments and reduce costs while seeking to consistently improve the quality of services and customer experience. The efforts to improve its 3G and 4G network capacity and coverage quality have allowed consistent growth of data traffic in the network, meeting the growing demand for data while improving ANATEL’s network quality metrics.

Mobile ARPU

In 1Q17, mobile ARPU stood at R$ 16.2, 8.0% up on 1Q16 and 4.5% higher than in 4Q16. Excluding interconnection revenues, mobile ARPU increased 10.5% y.o.y.

Since last quarter, the Company began reporting mobile ARPU excluding revenues from traffic between Oi’s mobile and fixed line divisions (intercompany), but including revenues from mobile long-distance calls in total mobile service revenues (Personal Mobility + B2B). This amount is then divided by the average customer base (Personal Mobility + B2B) to calculate the Company’s mobile ARPU.

B2B

	1Q17	1Q16	4Q16	YoY	QoQ
B2B
Net Revenues (R$ million)(1)	1,703	2,070	1,790	-17.7%	-4.9%
Revenue Generating Units (RGU) - ('000)(1)	6,550	6,668	6,617	-1.8%	-1.0%
Fixed	3,727	3,875	3,760	-3.8%	-0.9%
Broadband	547	569	553	-4.0%	-1.1%
Mobile	2,263	2,211	2,290	2.3%	-1.2%
Pay TV	14	12	13	14.5%	5.6%

(1) In 4Q16, the Company revised and changed the criteria for segmenting revenues and revenue generating units (RGUs) among the various business units (BUs), as it believes this new breakdown better reflects how the businesses are managed. Historical revenue and RGU figures were adjusted in order to reflect this change. To see the reclassified historical data, please refer to the Additional Information section of this document.

(2) Includes postpaid plans, Oi Controle, bundled mobile services and 3G (mini-modem).

Net revenues in the B2B segment amounted to R$ 1,703 million in 1Q17, 17.7% lower y.o.y and 4.9% lower q.o.q. The annual variation was impacted by additional service contracts and by agreements with operators in 1Q16. Excluding this effect, the annual decrease would have been 10.2%., due to the Brazilian macroeconomic scenario, which has been impacting the B2B market as a whole, and the cut in regulated interconnection (MTR) and fixed-to-mobile (VC) tariffs.

Despite the negative external effect in the segment, Oi has been presenting continuous evolution in the quality of services and customer experience, as can be seen in the indicators of average time of installation and volume of billing complaints. For large companies, average time of installation fell by 33.8% while billing complaints fell by 51.9%, both in the annual comparison. As for SMEs, average time of installation fell by 41.0% and billing complaints fell by 35.8% in the same comparison.

The Company recorded 6,550 thousand RGUs in the B2B segment in 1Q17 (-1.8% y.o.y. and -1.0% q.o.q.).

Corporate

10

The economic slowdown in Brazil has been impact directly impacting Oi’s Corporate segment. Private customers and mixed economy companies have sought to reduce costs, while state and municipal governments, which account for a large share of Oi’s Corporate revenues, have reduced contracts, investments and new projects, as a result of the financial crisis in the public sector.

On the other hand, the segment has been presenting growth in non-traditional revenues, such as data and IT services, thus reducing its dependence on voice services (fixed line and mobile), which have been losing their appeal in the corporate market, as mentioned before. In 1Q17, the data, IT and value-added services offered by the Company, such as VPN networks, cloud services, ICT, datacenter, home office, management services, security solutions and M2M (Machine-to-Machine), continued to grow, accounting for 70.4% of Corporate revenues (+2.9 p.p. y.o.y.).

SMEs

The Brazilian macroeconomic scenario has also been impacting the SMEs segment, affecting credit risk for these companies. Nevertheless, this segment has been presenting improvements in its operational indicators, including gwoth of 17.4% in sales, a 35.8% decline in the volume of billing complaints and a 5.9% increase in the ARPU of mobile gross adds, all of which compared with the same period last year. These improvements were mainly due to simplification of the offer portfolio and to digitalization, which contributed to improve customer experience.

In the SMEs segment, digitalization is represented  by the Oi Mais Empresas app, which offers a fully digital customer service channel that allows customers to acquire services, contract plan upgrades, make complaints and request bill copies and repairs, among others, all via smartphone. More than 237 thousand small and medium enterprises have adhered to the new offering portfolio and are benefiting from the app, which has a user satisfaction level of 87%, 77% of the requests completed within the deadline and a Net Promoter Score (which measures the percentage of customers who would recommend Oi to other companies) of 65%.

Oi Mais Empresas features mobile plans with 4G data and fixed line at a fixed monthly fee (flat fee model), which allows higher cash flow predictability. This offer currently represents 39% of the fixed line customer base and 40% of the mobile customer base of this segment.

11

Operating Costs and Expenses

Table 2 – Breakdown of Operating Costs and Expenses

R$ million	1Q17	1Q16	4Q16	YoY	QoQ
Operating Costs and Expenses
Brazil	4,374	4,853	4,435	-9.9%	-1.4%
Personnel	642	657	630	-2.2%	2.0%
Interconnection	231	347	292	-33.6%	-21.1%
Third-Party Services	1,557	1,515	1,534	2.8%	1.5%
Network Maintenance Service	281	478	269	-41.2%	4.6%
Handset Costs/Other (COGS)	73	62	71	17.6%	2.4%
Marketing	61	88	146	-30.1%	-57.9%
Rent and Insurance	1,061	1,085	1,097	-2.2%	-3.3%
Provision for Contingencies	110	205	131	-46.4%	-15.9%
Provision for Bad Debt	159	127	165	25.6%	-3.2%
Taxes and Other Expenses (Revenues)	199	290	102	-31.2%	95.8%
Others	63	127	131	-50.5%	-52.3%
Routine OPEX	4,437	4,979	4,566	-10.9%	-2.8%

In 1Q17, consolidated routine opex, including international operations, totaled R$ 4,437 million, 10.9% down y.o.y. and 2.8% lower q.o.q.

Routine opex in Brazilian operations totaled R$ 4,374 million in 1Q17 (-9.9% y.o.y. and -1.4% q.o.q.). Considering inflation (IPCA) of 4.6% in the last twelve months, this result corresponded to a decrease of almost 14% in real terms, compared to 1Q16.

Personnel

In 1Q17, personnel costs and expenses in Brazil totaled R$ 642 million, 2.2% lower than in 1Q16, mainly due to the reduce of workforce in 2016, partially offset by absorption of operations of network service providers that took place last year and by salary readjustments following the collective bargaining agreement. In the sequential comparison, these costs moved up 2.0% basically due to the collective bargaining agreement in the period.

Interconnection

Interconnection costs in Brazil ended 1Q17 at R$ 231 million, 33.6% down y.o.y. and 21.1% lower q.o.q., as a result of the interconnection (MTR, TU-RL and TU-RIU) tariff cuts, which took place in February 2016 and 2017, partially offset by the increase in off-net traffic volume, as a result of the Company’s new offers based on the all-net model.

Third-party Services

In 1Q17, costs and expenses related to third-party services in Brazilian operations totaled R$ 1,557 million, 2.8% up on 1Q16, as a result of the contractual readjustment of TV content and of higher expenses with sales that were partially offset by lower expenses with call centers, due to the improvement of the quality of services, and also due to reduced electricity expenses. Compared with 4Q16, these costs moved up 1.5%, mainly due to higher expenses with sales and electricity (system of tariff flags), but partially offset by the reduction of call center related costs, in line with the advances in service quality, as previously mentioned.

12

In 2016, the Company implemented a customer service quality model based on a competition logic between Oi’s call center providers for higher traffic shares, granted based upon proven service quality. This model encourages the improvement in service quality by all players. In addition, Oi launched the Cuidar do Cliente” (Caring for the Customer) program, with the purpose of promoting a cultural change from serving to caring, with training initiatives, tools, process improvements and proactive actions based on customers’ voice.

These changes on customer service contributed to efficiency improvements observed in several indicators, such as an 8% annual drop in customer service costs and a 16% decline in the volume of repeated calls during the same period. As a result, Oi’s customer satisfaction index increased by 13% and the number of customer service complaints filed with ANATEL dropped by 41%.

Network Maintenance Services

Network maintenance service costs and expenses in Brazil totaled R$ 281 million in 1Q17, 41.2% down y.o.y., due to lower expenditures with network service providers as a result of the absorption of their operations in 2016.

These incorporations have allowed the Company to reduce the number of repairs per customer (-16.2% y.o.y.), increase productivity (+19.4% y.o.y.) and lower operating costs due to a 26.1% annual reduction in the number of field technicians. As a result, Oi has been improving in several operational indicators, including (i) a 44.4% reduction in the average waiting time for resolution, (ii) a 12.6% increase in compliance with the schedule of visits, and (iii) a 36.6% drop in the average time until the installation of a service, all in the comparison between 1Q16 and 1Q17. The improvement in these indicators had a direct impact on the reduction in complaints in ANATEL for technical reasons (-44.3% in the same period).

Compared with 4Q16, these costs increased 4.6%, mainly due to the incorporation of technical support by the operations department.

Handset Costs/Other (COGS)

In 1Q17, handset costs in Brazilian operations amounted to R$ 73 million, in line with the previous quarter (R$ 71 million) and 17.6% up y.o.y., due to higher handset sales volume this quarter.

Marketing

Marketing expenses totaled R$ 61 million in 1Q17, 30.1% lower than in 1Q16, when the Company launched its main offer, Oi Total, nationwide. The q.o.q. reduction in these costs reflects the seasonal effect of Christmas campaigns in December, 2016.

Rent and Insurance

Rent and insurance expenses in Brazilian operations totaled R$ 1,061 million in 1Q17, -2.2% y.o.y., chiefly due to (i) the exchange variation in the period, which reduced leasing infrastructure data transmission costs, such as satellites, partially offset by higher costs with vehicles, following the absorption of network service providers and higher tower and equipment leasing costs. In the sequential comparison, rent and insurance expenses in Brazilian operations fell 3.3%, due to the settlement of accounts with other operators in 4Q16, related to the leasing of towers and equipment.

Provision for Contingencies

The provision for contingencies in Brazilian operations totaled R$ 110 million in 1Q17, -46.4% y.o.y. and -15.9% q.o.q., basically due to the lower number of claims in the JEC (Special Civil Court) and the reduction in the average claim amount.

Provision for Bad Debt

The provision for bad debt totaled R$ 159 million in 1Q17, virtually in line with 4Q16 and 25.6% up y.o.y., due to a lower atypical provision for bad debt level in 1Q16. The provision for bad debt represented 2.6% of net revenues from Brazilian operations in the quarter, the same level recorded in the last quarters.

13

EBITDA

Table 3 – EBITDA and EBITDA margin

	1Q17	1Q16	4Q16	YoY	QoQ
Oi S.A.
EBITDA (R$ million)	1,723	1,766	1,531	-2.4%	12.5%
Brazil	1,692	1,676	1,676	1.0%	1.0%
Others	31	90	-145	-65.5%	-121.4%
EBITDA Margin (%)	28.0%	26.1%	24.2%	1.8 p.p.	3.8 p.p.
Non-routine Items	0	-10	0	-100.0%	n.m.
Expenses on Impairment Losses	0	0	-226	n.m.	-100.0%
Routine EBITDA (R$ million)	1,723	1,776	1,756	-3.0%	-1.9%
Brazil	1,692	1,686	1,676	0.4%	1.0%
Others	31	90	81	-65.5%	-61.8%
Routine EBITDA Margin (%)	28.0%	26.3%	27.8%	1.7 p.p.	0.2 p.p.
Brazil	27.9%	25.8%	27.4%	2.1 p.p.	0.5 p.p.
Others	33.0%	41.4%	38.1%	-8.4 p.p.	-5.1 p.p.

In 1Q17, consolidated routine EBITDA totaled R$ 1,723 million, 3.0% down y.o.y. and 1.9% down q.o.q. Routine EBITDA from Brazilian operations amounted to R$ 1,692 million in 1Q17 (+0.4% y.o.y. and +1.0% q.o.q.), supported by cost-cutting and operational efficiency efforts, while the routine EBITDA margin in Brazilian operations stood at 27.9% (+2.1 p.p. y.o.y. and +0.5 p.p. q.o.q.).

Routine EBITDA from other international operations (Africa and East Timor) ended 1Q17 at R$ 31 million (-65.5% y.o.y. and -61.8% q.o.q.), due to the reduction in the interest held by one of Oi’s companies in the capital stock of the Namibian telecom operator, Mobile Telecommunications Limited, in January 2017, as released in the notice to the market on January 31, 2017.

Capex

Table 4 – Capex

14

R$ million	1Q17	1Q16	4Q16	YoY	QoQ
Capex
Brazil	1,227	1,204	1,358	1.9%	-9.7%
Others	40	49	35	-17.1%	15.4%
Total	1,267	1,252	1,393	1.1%	-9.0%

In 1Q17, the Company’s consolidated investments totaled R$ 1,267 million (+1.1% y.o.y. and -9.0% q.o.q.). Capex in Brazilian operations came to R$ 1,227 million, 1.9% up y.o.y., due to higher investments in the modernization and expansion of network capacity and IT, designed to increase operational efficiency and promote continuous improvement in service quality and customer experience, with direct impact in the generation of value for the business.

The increase in the capacity of the Company’s networks has sustained the rise in data traffic and improved the quality of fixed, mobile and pay-TV services, while enabling Oi to continue to launch new offers better suited for customers’ needs.

In the mobile network, Oi has moved forward with the development of 3G and 4G access networks and structural actions in the network core. Regarding the fixed line network, Oi continues to develop structural infrastructure projects, mainly with the expansion and modernization of the transportation network backbone, as well as initiatives to modernize and optimize the access network capacity.

As a result, data and voice access indicators continue to increase, as well as ANATEL indicators on data connection and data drop rates, confirming the improvement of the quality of services and customer experience. As a result, Oi continued to record advances in its network indicators, underlining the improvement in service quality and customer experience. As an example, the data access indicator registered a 2 p.p. increase between the end of 4Q15 and the end of 1Q17, reaching 97.4% of access. Also, ANATEL indicators that measure data connection rate (SMP8) and data connection drop rate (SMP9) also continued to evolve, closing the 1Q17 levels above the target required by ANATEL.

Operational Cash Flow (Routine EBITDA – Capex)

Table 5 - Operational Cash Flow

R$ million	1Q17	1Q16	4Q16	YoY	QoQ
Oi S.A.
Routine EBITDA	1,723	1,776	1,756	-3.0%	-1.9%
Capex	1,267	1,252	1,393	1.1%	-9.0%
Routine Operational Cash Flow (EBITDA - Capex)	456	523	364	-12.8%	25.3%

Table 6 - Operational Cash Flow from Brazilian Operations

15

R$ million	1Q17	1Q16	4Q16	YoY	QoQ
Oi S.A.
Routine EBITDA	1,692	1,686	1,676	0.4%	1.0%
Capex	1,227	1,204	1,358	1.9%	-9.7%
Routine Operational Cash Flow (EBITDA - Capex)	465	482	318	-3.4%	46.4%

Consolidated routine operational cash flow (routine EBITDA minus Capex, or OCF) totaled R$ 456 million in 1Q17, 12.8% down y.o.y. and 25.3% up q.o.q. Routine EBITDA minus Capex in Brazilian operations totaled R$ 465 million in 1Q17, -3.4% y.o.y., mainly because Capex growth outpaced the increase in routine EBITDA in the period. In the sequential comparison, there was a 46.4% increase.

Depreciation / Amortization

In 1Q17, the Company reported depreciation and amortization expenses of R$ 1,519 million (-6.9% y.o.y. and -1.9% q.o.q.).

Table 7 – Depreciation and Amortization(1)

R$ million	1Q17	1Q16	4Q16	YoY	QoQ
Depreciation and Amortization
Total	1,519	1,632	1,548	-6.9%	-1.9%

(1) 1Q16 data were restated as explained in the Disclaimer section of this document.

16

Financial Results

Table 8 – Financial Results (Oi S.A. Consolidated)

R$ million	1Q17	1Q16	4Q16
Oi S.A. Consolidated
Net Interest (on fin. investments and loans and financing)	(589)	(859)	(589)
Net FX Result (on fin. investments and loans and financing)	696	(730)	853
Other Financial Income / Expenses	(223)	(314)	(579)
Net Financial Income (Expenses)	(115)	(1,903)	(315)

In 1Q17, Oi S.A. recorded a net financial expense of R$ 115 million, 63.4% lower than in 4Q16 and 93.9% down y.o.y. The reduction in the net financial expense this quarter was chiefly due to the R$ 357 million decline in “Other Financial Income / Expenses”, resulting from higher revenues from the monetary restatement of judicial deposits, lower taxes and lower exchange variation expenses on foreign investments.

Additionally, the Company presented financial income in the "Net FX Result" item for another quarter, explained by the appreciation of the Real against the Dollar (2.8%) and the Euro (1.4%) in 1Q17, resulting in a positive impact of the exchange variation on debt. Comparing to 4Q16, this item reduced 18.4% due to the positive impact of the exchange variation in that quarter, which was higher than in 1Q17 (5.6% of appreciation of the Real against the Euro, and a slight 0.4% depreciation against the Dollar).

In 1Q17, the “Net Interest” item remained virtually flat compared with the previous quarter, due to lower interest expenses on debt indexed to the CDI and the positive impact of the above-mentioned appreciation of the Real on debt denominated in foreign currency, offset by higher expenses related to debt indexed to the IPCA inflation index and higher net interest expenses from international operations (Africa).

In the annual comparison, the substantial reduction of R$ 1,903 million in the financial result was due to: (i) the positive impact of the above-mentioned appreciation of the Real, added to the fact that the Company has been exposed to exchange rate fluctuations due to the absence of derivative instruments since mid-2016, which resulted in a positive exchange variation on debt denominated in foreign currency; (ii) the decline in the “Net Interest” item due to lower interest expenses on debt indexed to the IPCA inflation index and debt denominated in foreign currency, in addition to higher financial income due to higher average onshore capital (investments indexed to the CDI rate); and (iii) the R$ 91 million positive variation in “Other Financial Income / Expenses“, mainly due to the monetary restatement gain in judicial deposits.

17

Net Earnings (Loss)

Table 9 – Net Earnings (Loss) (Oi S.A. Consolidated)(1)

R$ million	1Q17	1Q16	4Q16	YoY	QoQ
Net Earnings (Loss)
Earnings before interest and taxes (EBIT)	204	134	-17	52.1%	n.m.
Financial Results	-115	-1,903	-315	-93.9%	-63.4%
Income Tax and Social Contribution	-289	-46	-2,974	528.8%	-90.3%
Net Loss from Continuing Operations	-200	-1,815	-3,306	-89.0%	-93.9%
Net Results from Discontinued Operations	0	0	0	n.m.	n.m.
Consolidated Net Loss	-200	-1,815	-3,306	-89.0%	-93.9%
attributable to owners of the Company	-200	-1,839	-3,231	-89.1%	-93.8%
attributable to non-controlling interests	0	24	-75	-101.0%	-99.7%

(1) 1Q16 data were restated as explained in the Disclaimer section of this document.

In the quarter, the Company's operating income before financial income and taxes (EBIT) was positive in R$ 204 million, a 52.1% increase over the positive R$ 134 million recorded in 1Q16, due to lower depreciation and amortization expenses. In 1Q17, Oi posted a consolidated net loss of R$ 200 million, presenting a significant reduction of 89.0% when compared to the net loss of R$ 1,815 million reported in 1Q16, as a result of the positive impact of the financial result explained above.

18

Debt & Liquidity

Table 10 - Debt

R$ Million	Mar/17	Mar/16	Dec/16	% Gross Debt
Debt
Short Term	48,308	10,382	48,191	100.0%
Long Term	0	38,989	0	0.0%
Total Debt	48,308	49,371	48,191	100.0%
In Local Currency	13,847	12,750	13,448	28.7%
In Foreign Currency	34,356	38,889	34,638	71.1%
Swaps	105	-2,268	105	0.2%
(-) Cash	-7,699	-8,527	-7,849	-15.9%
(=) Net Debt	40,608	40,844	40,342	84.1%

Oi S.A. ended 1Q17 with consolidated gross debt of R$ 48,308 million, an increase of R$ 117 million comparing to the previous quarter. Compared with 1Q16, consolidated gross debt fell 2.2%, or R$ 1,063 million.

Comparing to 4Q16, the increase in gross debt was driven by another quarter of accrual of interest and by the suspension of interest payments and of the amortization of principal of loans and financing of the Company due to the Judicial Reorganization process. This effect was partially offset by the appreciation of the Real against the Dollar (2.8%) and the Euro (1.4%) in the period, which impacts the fully exposed portion of debt denominated in foreign currency.

In relation to 1Q16, the reduction in gross debt was mainly due to the appreciation of the Real against the Dollar (11.0%) and Euro (16.4%), affecting the fully exposed portion of debt denominated in foreign currency, and due to the amortizations of principal and interest totaling R$ 8,133 million made before the request for judicial reorganization, on June 20, 2016. These effects more than offset the debt increase arising from interest accrual and the suspension of interest payments and the amortization of principal of loans and financing after the filing of the request for judicial reorganization.

At the end of 1Q17, net debt stood at R$ 40,608 million, 0.7% up q.o.q., driven by both a slight increase in gross debt and the R$ 150 million reduction in cash in the quarter. The cash decrease was due to a non-recurring regulatory obligation (Fistel fee), in the amount of R$ 660 million. It is worth mentioning that, excluding this annual payment of the Fistel fee, the Company would have recorded cash generation of R$ 510 million.

Compared with the same period last year, net debt fell 0.6% or R$ 236 million, mostly concentrated in the second half of 2016. Since the end of June 2016, the Company has been recording positive operational cash generation. The cash accumulation, combined with the effect of the appreciation of the Real surpassed the negative impact of interest accrual on net debt in the period.

19

Table 11 – Cash Position (Brazilian operations)

R$ Million
4Q16 Cash Position	7,849
Routine EBITDA	1,692
Capex	-1,227
Working capital	287
Fistel fee annual payment	-660
Judicial deposits + taxes	-365
Financial operations	122
1Q17 Cash Position	7,699

Table 12 – Gross Debt Breakdown

R$ Million
Gross Debt Breakdown	1Q17
Int'l Capital Markets	30,637
Local Capital Markets	4,584
Development Banks and ECAs	9,086
Commercial Banks	4,263
Hedge and Borrowing Costs	-262
Total Gross Debt	48,308

20

Historical Reclassified Net Revenues and Revenue Generating Units (RGUs)

In 4Q16, the Company revised and changed the criteria for segmenting revenues and revenue generating units (RGUs) among the various business units (BUs), as it believes this new breakdown better reflects how the businesses are managed. Historical revenue and RGU figures were adjusted in order to reflect this change. The historical reclassified data are shown in the tables below:

	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13
Residential
Net Revenues (R$ million)(1)	2,354	2,315	2,345	2,368	2,348	2,337	2,393	2,406	2,436	2,407	2,380	2,428	2,487	2,538	2,565	2,580	2,550
Revenue Generating Units (RGU) - ('000)(1)	16,343	16,425	16,498	16,573	16,620	16,780	17,034	17,329	17,719	18,066	18,052	18,226	18,437	18,689	19,302	19,512	19,674
Fixed Line in Service	9,802	9,947	10,087	10,228	10,336	10,515	10,748	11,007	11,303	11,590	11,806	12,099	12,359	12,630	13,073	13,338	13,614
Fixed Broadband	5,204	5,188	5,164	5,149	5,115	5,109	5,127	5,151	5,197	5,241	5,223	5,248	5,255	5,235	5,317	5,272	5,223
Pay TV	1,336	1,290	1,247	1,197	1,168	1,156	1,158	1,171	1,220	1,235	1,023	879	823	824	912	902	837
ARPU Residential (R$)	79.6	77.2	77.1	77.0	75.2	73.5	73.6	72.2	71.3	68.8	66.7	66.4	66.6	65.9	65.0	64.0	62.2

	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13
Personal Mobility
Net Revenues (R$ million)(1)	1,947	1,945	1,940	1,938	2,027	2,090	2,042	2,012	2,251	2,417	2,164	2,210	2,147	2,369	2,327	2,250	2,311
Service	1,890	1,886	1,897	1,872	1,968	2,033	1,990	1,944	2,052	2,135	1,961	2,002	2,034	2,208	2,229	2,122	2,163
Customer (2)	1,748	1,730	1,754	1,733	1,779	1,814	1,773	1,751	1,792	1,791	1,629	1,677	1,635	1,718	1,676	1,591	1,592
Network Usage	141	156	143	138	189	219	217	193	260	344	332	324	399	490	554	532	571
Sales of handsets, SIM cards and others	57	59	43	66	58	56	52	68	199	281	202	208	114	161	97	128	148
Revenue Generating Units (RGU) - ('000)(1)	39,837	39,870	44,118	45,319	45,559	45,860	47,059	47,756	47,938	48,462	48,976	48,618	48,145	47,727	47,337	46,896	46,569
Prepaid Plans	32,957	32,997	37,318	38,299	38,668	39,068	40,296	40,719	40,824	41,322	41,990	41,801	41,417	41,019	40,676	40,235	39,905
Postpaid Plans (3)	6,880	6,872	6,800	7,020	6,891	6,791	6,763	7,037	7,114	7,140	6,986	6,817	6,729	6,708	6,662	6,661	6,664

	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13
B2B
Net Revenues (R$ million)(1)	1,703	1,790	1,832	1,914	2,070	1,979	1,971	2,005	2,027	2,087	2,042	2,098	2,093	2,118	2,107	2,147	2,079
Revenue Generating Units (RGU) - ('000)(1)	6,550	6,617	6,634	6,661	6,668	6,757	7,084	7,223	7,249	7,296	7,335	7,375	7,339	7,370	7,559	7,660	7,718
Fixed	3,727	3,760	3,794	3,831	3,875	3,941	4,053	4,110	4,154	4,189	4,231	4,255	4,247	4,225	4,239	4,211	4,167
Broadband	547	553	558	561	569	580	594	604	612	617	622	628	630	630	623	615	604
Mobile	2,263	2,290	2,270	2,256	2,211	2,223	2,424	2,497	2,470	2,478	2,472	2,485	2,456	2,511	2,698	2,834	2,946
Pay TV	14	13	12	12	12	12	12	13	12	12	9	7	5	4	0	0	0

21

Oi S.A. Consolidated

Income Statement - R$ million (1)	1Q17	1Q16	4Q16
Net Operating Revenues	6,160	6,755	6,323
Operating Costs and Expenses	-4,437	-4,989	-4,792
Personnel	-658	-685	-656
Interconnection	-233	-358	-299
Third-Party Services	-1,572	-1,551	-1,575
Network Maintenance Service	-287	-489	-279
Handset Costs/Other (COGS)	-77	-74	-81
Marketing	-63	-93	-151
Rent and Insurance	-1,065	-1,097	-1,107
Provision for Contingencies	-110	-205	-131
Provision for Bad Debt	-160	-128	-183
Taxes and Other Revenues (Expenses)	-211	-301	-104
Other Operating Revenues (Expenses), net	0	-10	0
ADJUSTED EBITDA(2) (1)	1,723	1,766	1,756
Expenses on Impairment Losses	0	0	-226
EBITDA	1,723	1,766	1,531
Margin %	28.0%	26.1%	24.2%
Depreciation and Amortization	-1,519	-1,632	-1,548
EBIT	204	134	-17
Financial Expenses	-713	-2,181	-577
Financial Income	598	278	262
Net Earnings (Loss) Before Tax and Social Contribution	88	-1,769	-332
Income Tax and Social Contribution	-289	-46	-2,974
Net Earnings (Loss) from Continuing Operations	-200	-1,815	-3,306
Net Results from Discontinued Operations	0	0	0
Consolidated Net Earnings (Loss)	-200	-1,815	-3,306
Margin %	-3.3%	-26.9%	-52.3%
Profit (Loss) attributed to the controlling shareholders	-200	-1,839	-3,231
Profit (Loss) attributed to the non-controlling shareholders	0	24	-75
Outstanding Shares Thousand (ex-treasury)	675,667	675,667	675,667
Earnings per share (R$)	-0.2962	-2.7223	-4.7818

(1)    The 1Q16 period was restated as explained in the Disclaimer section of this document.

(2)    EBITDA adjusted for the non-recurring and non-cash effect of the recognition of impairment losses in controlling investments in Africa.

22

Oi S.A. Consolidated

Balance Sheet - R$ million(1)	03/31/2017	12/31/2016	03/31/2016
TOTAL ASSETS	81,547	82,171	93,328
Current	25,846	26,707	29,202
Cash and cash equivalents	7,504	7,563	8,288
Financial investments	18	117	109
Derivatives	0	0	342
Accounts Receivable	8,734	8,347	8,554
Inventories	465	355	363
Recoverable Taxes	356	1,321	307
Other Taxes	1,252	1,223	978
Assets in Escrow	951	978	1,175
Held-for-sale Assets	4,590	5,404	7,220
Other Current Assets	1,977	1,399	1,867
Non-Current Assets	55,700	55,465	64,125
Long Term	18,446	17,888	26,470
.Recoverable and Deferred Taxes	2,896	2,515	6,297
.Other Taxes	707	739	649
.Financial investments	178	169	130
.Assets in Escrow	14,317	14,123	13,484
.Derivatives	0	0	5,500
.Other	347	341	411
Investments	137	136	154
Property Plant and Equipment	26,250	26,268	25,962
Intagible Assets	10,868	11,173	11,540

TOTAL LIABILITIES	81,547	82,171	93,328
Current	60,731	60,749	21,840
Suppliers	6,646	6,361	5,202
Loans and Financing	48,203	48,086	8,072
Financial Instruments	105	105	2,651
Payroll and Related Accruals	659	668	645
Provisions	692	763	973
Pension Fund Provision	159	147	165
Payable Taxes	288	473	188
Other Taxes	1,804	1,814	1,516
Dividends Payable	6	6	57
Liabilities associated to held-for-sale assets	364	545	597
Authorizations and Concessions Payable	129	107	975
Other Accounts Payable	1,675	1,674	799
Non-Current Liabilities	9,123	8,966	53,015
Loans and Financing	0	0	43,566
Financial Instruments	0	0	922
Other Taxes	1,121	1,073	957
Contingency Provisions	4,268	4,103	3,543
Pension Fund Provision	442	450	400
Outstanding authorizations	4	4	7
Other Accounts Payable	3,289	3,335	3,619
Shareholders' Equity	11,692	12,456	18,473
Controlling Interest	11,317	11,665	17,340
Minority Interest	375	791	1,133

(1) The balance sheet as of March 31, 2016 was restated as explained in the Disclaimer section of this document.

23

Please note

The main tables disclosed in this Earnings Release will be available in Excel format in the “Financial Information / Quarterly Reports” section of the Company’s website (www.oi.com.br/ir).

Definitions of the terms used in the Earnings Release are available in the Glossary section of the Company’s website: http://ri.oi.com.br/oi2012/web/conteudo_pt.asp?idioma=0&conta=28&tipo=44320

JUDICIAL REORGANIZATION PROCESS

24

Approval of basic conditions for adjustments to the Judicial Reorganization Plan

On March 22,  2017, the Company informs its shareholders and the market in general, during a meeting held on this date, the Board of Directors of the Company approved the basic financial conditions contained in the Exhibit to this Material Fact as adjustments to the Oi Companies’ Judicial Reorganization Plan that was presented on September 5, 2016 (“JRP”), as well as authorized the Company’s Executive Officers and advisors to file as soon as possible an amendment to the JRP with the 7th Corporate Court of the State of Rio de Janeiro, where the judicial reorganization of Oi and its subsidiaries is underway.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=869E63D9-3048-48D9-8414-1177571072EA

Presentation to the Court of the new financial conditions as adjustments to the Judicial Reorganization Plan

On March 28, 2017, the Company presented to the 7th Corporate Court of the State of Rio de Janeiro, where the Judicial Reorganization of Oi and its subsidiaries is currently underway, information about new financial conditions as adjustments to the Oi Companies’ Judicial Reorganization Plan (Plano de Recuperação Judicial—“PRJ”), presented on September 5, 2016, as detailed in Oi’s Material Fact dated March 22, 2017.

The new conditions were formulated on the basis of conversations held in more than 50 face-to-face meetings with various creditors of Oi in Brazil and abroad, as well as their respective advisors, considering the different credit profiles, including national and international banks, development institutions and bondholders. In addition, a number of other meetings and mediations were held with other groups of creditors, such as suppliers, Anatel and small creditors, among others. The company’s management and advisors also participated in the meetings.

The discussions considered, in addition to the debt restructuring plan, a sustainable business plan for Oi. The company considered suggestions and contributions from these various creditors, represented in the four classes provided for in the company’s Judicial Reorganization, as well as shareholders, to structure the presented conditions and to seek to balance the different interests and credit and investment profiles.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=5C5819D4-E44D-4C52-AAE6-17EC911B5900

Letter sent to the Company by Orascom TMT Investments S.à.r.l.

On March 31, 2017, the Company informs its shareholders and the market in general that Orascom TMT Investments S.à.r.l. voluntarily sent a letter to the Company on this date extending the validity of its suggestions for an alternative judicial reorganization plan until May 1, 2017.

On May 02, 2017, the Company informs its shareholders and the market in general that Orascom TMT Investments S.à.r.l. voluntarily sent a letter to the Company on this date extending the validity of its suggestions for an alternative judicial reorganization plan until June 1, 2017.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=F527B9D6-B704-4050-9824-26D58C6414A3

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=11249357-BAA2-4044-9DD2-2743884C04BC

Nomination of Escritório de Advocacia Arnoldo Wald for the role of Judicial Administrator

On April 10, 2017, the Company communicates to its shareholders and the market in general that, on this date, the 7th Corporate Court of the City and State of Rio de Janeiro, where the Company’s judicial reorganization process is underway, nominated Escritório de Advocacia Arnoldo Wald to fully assume and concentrate the role of judicial administrator of the Company, Telemar Norte Leste S.A. – In Judicial Reorganization, Oi Móvel S.A. – In Judicial Reorganization, Copart 4 Participações S.A. – In Judicial Reorganization, Copart 5 Participações S.A. – In Judicial Reorganization, Portugal Telecom International Finance BV – In Judicial Reorganization and Oi Brasil Holdings Coöperatief UA – In Judicial Reorganization, the judicial administrator being authorized to hire individuals or entities to assist such administrator in the financial and accounting aspects of the role, as permitted by the Reorganization Law.

25

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=3868077E-6166-4166-9144-2C2FC615066D

Information related to the suspension of payments proceedings of Oi Brasil H oldings Coöperatief UA and Portugal Telecom International Finance B.V

On March 29, 2017, the Company informs its shareholders and the market in general that, on this date, hearings were held in the Dutch Court of Appeals, Amsterdam, The Netherlands, in relation to the appeals against the decisions that denied the requests for conversion of the suspension of payments proceedings for each of Oi’s financial vehicles in the Netherlands, Oi Brasil Holdings Coöperatief UA – In Judicial Reorganization (“Oi Brasil Holdings”) and Portugal Telecom International Finance B.V. – In Judicial Reorganization (“PTIF”).

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=8BEE26CC-27FB-45EF-884C-A26A538C5C89

On April 19, 2017, the Company informs its shareholders and the market in general that, on this date, the Dutch Court of Appeals, Amsterdam, The Netherlands, granted the appeals against the decisions that had denied the requests for conversion of the suspension of payments proceedings for each of Oi’s financial vehicles in the Netherlands, Oi Brasil Holdings Coöperatief UA – In Judicial Reorganization (“Oi Brasil Holdings”) and Portugal Telecom International Finance B.V. – In Judicial Reorganization (“PTIF”), and ordered that such suspension of payments proceedings shall be converted into Dutch bankruptcy proceedings. These judgments rendered today by the Dutch Court of Appeals are restricted to Dutch jurisdiction and law and are not definitive. Oi Brasil Holdings and PTIF are going to file an appeal against them with the Dutch Supreme Court.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=873CC6AD-C946-4B03-8BEA-626FF017E3B3

OTHER SUBJECTS

Replacement of External Auditor

On March 30, 2017, the Company informs its shareholders and market in general that the Company has engaged BDO RCS Auditores Independentes do Brasil (“BDO”) to provide external audit services for the fiscal years 2017-2019, pursuant to Brazilian laws and regulations, replacing the KPMG Auditores Independentes (“KPMG”), which will continue as Oi’s auditor for financial statements to be filed with the SEC.

The Company explains that the engagement of BDO is exclusively due to the 5 (five) year term period provided for in Article 31 of CVM Instruction No. 308/99, and has been undertaken with the favorable opinion of the Fiscal Council and approval by Oi’s Board of Directors, as well as with the consent of KPMG with respect to such substitution, in compliance with the requirements of Article 28 of CVM Instruction308/99.

The work of BDO will begin with the review of the quarterly information of Oi for the first quarter of 2017.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=B62D4C1F-096F-402A-A32C-2264D76CA7DB

26

CVM INSTRUCTION 358, ART. 12: Direct or indirect controlling shareholders and shareholders who elect members of the Board of Directors or the Fiscal Council, and any other individual or legal entity, or group of persons, acting as a group or representing the same interests, that attains a direct or indirect interest representing five percent (5%) or more of a type or class of shares of the capital of a publicly-held company, must notify the Securities Commission (CVM) and the Company of the fact, in accordance with the above article.

Oi recommends that its shareholders comply with the terms of article 12 of CVM Instruction 358, but it takes no responsibility for the disclosure or otherwise of acquisitions or disposals by third parties of interests corresponding to 5% or more of any type or class of its share, or of rights over those shares or other securities that it has issued.

	Capital	Treasury	Free-Float[1]
Common	668,033,661	148,282,000	519,748,525
Preferred	157,727,241	1,811,755	155,915,242
Total	825,760,902	150,093,755	675,663,767

Shareholder’s position as of March 31, 2017.

(1) The outstanding shares do not consider treasury shares and the shares held by members of the Board of Directors and the Executive Board.

27

Rio de Janeiro - May 10, 2017. This report includes consolidated financial and operating data for Oi S.A. – Under Judicial Reorganization (“Oi S.A.” or “Oi” or “Company”) and its direct and indirect subsidiaries as of March 31, 2017. In compliance with CVM instructions, the data are presented in accordance with International Financial Reporting Standards (IFRS).

Due to the seasonality of the telecom sector in its quarterly results, the Company will focus on comparing its financial results with the same period of the previous year.

This report contains projections and/or estimates of future events. The projections contained herein were compiled with due care, taking into account the current situation, based on work in progress and the corresponding estimates. The use of terms such as “projects”, “estimates”, “anticipates”, “expects”, “plans”, “hopes” and so on, is intended to indicate possible trends and forward-looking statements which, clearly, involve uncertainty and risk, so that future results that may differ from current expectations. These statements are based on various assumptions and factors, including general economic, market, industry, and operational factors. Any changes to these assumptions or factors may lead to practical results that differ from current expectations. Excessive reliance should not be placed on these statements.

Forward-looking statements relate only to the date on which they are made, and the Company is not obliged to update them as new information or future developments arise. Oi takes no responsibility for transactions carried out or investment decisions taken on the basis of these projections or estimates. The financial information contained herein is unaudited and may therefore differ from the final results.

As regard TmarPart's net assets, it is worth mentioning that as at June 30, 2015 TmarPart’s recognized in its balance sheet a property, plant and equipment and intangible assets appreciation amounting to R$6,347 million, net of taxes. In light of the corporate events that occurred from June 30, 2015 and the merger date, September 1, 2015, notably the termination of the Shareholders’ Agreement them in place involving TmarPart, and the approval, at the Company’s Extraordinary Shareholders’ Meeting held on September 1, 2015, the start of the period for the voluntary conversion of the Company’s preferred shares into common shares, and the merger of TmarPart with and into the Company, the external technical opinions obtained by the Company, and taking into account the lack of a specific accounting standard on mergers of entities under common control in the International Financial Reporting Standards (“IFRSs”) and the accounting practices adopted in Brazil, and the existence of interpretations indicating that upon a merger maintaining or reversing goodwill is an accounting policy option, the Company had not recognized said goodwill in its balance sheet.

As prescribed by ICPC 09 (R2), paragraphs 77 and 78 and CVM Instruction 319/1999, on December 7, 2015 the Company filed with the CVM a technical inquiry and on July 29, 2016 received Official Letter No. 149/2016-CVM/SEP/GEA-5 from the Exchange Commission’s Department of Company Relations ("SEP") replying to the Company’s inquiry on the treatment of goodwill. According to the SEP, "goodwill should not be derecognized by TmarPart but, instead, kept in the net assets to be merged with and into Oi, following the valuation basis of the net assets acquired as a result of the business combination between independent parties that took place at the time of the acquisition of Brasil Telecom S.A." The company filed an appeal with the CVM ‘s Board against the SEP’s decision, pursuant to CVM Resolution 463/2003, of August 15, 2016.

During the 2016 annual closing process, the Company reassessed the situation at hand and taking into account the content of the conclusions laid down in said official letter, is restating on May 10, 2017, its interim financial information for the period ended March 31, 2016.

For more details on this subject, please refer to the Financial Statements for the years ended December 31, 2015 and 2016, which can be accessed through CVM’s website (www.cvm.gov.br) and Oi’s Investor Relations website (www.oi.com.br/ir).

28

Oi – Investor Relations

Marcelo Ferreira                 +55 (21) 3131-1314              marcelo.asferreira@oi.net.br

29

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2017

OI S.A.

By:	/s/ Ricardo Malavazi Martins
Name:	Ricardo Malavazi Martins
Title:	Chief Financial Officer and Investor Relations Officer